UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GRAND HAVANA ENTERPRISES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

911379105

(CUSIP Number)

Gerald M. Chizever, Esq.

Loeb & Loeb LLP

10100 Santa Monica Blvd., Suite 2200

Los Angeles, California 90067

Telephone: (310) 282-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911379105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stanley Shuster
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,896,304 8. Shared Voting Power -0- 9. Sole Dispositive Power 5,896,304

10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,896,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 40.3%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D filed on July 12, 1999 by Stanley Shuster, which relates to shares of common stock, par value $0.01 per share of Grand Havana Enterprises, Inc., a Delaware corporation (the “Schedule 13D”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D. The Items listed below are hereby amended and supplemented as follows:

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Grand Havana Enterprises, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1990 Westwood Boulevard, Los Angeles, CA 90025.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This statement is being filed by Stanley Shuster (the “Reporting Person”), Chairman of the Board, Chief Executive Officer and principal stockholder of the Issuer. The Reporting Person is a natural person and his business address is 1990 Westwood Boulevard, Los Angeles, CA 90025.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The source of the Reporting Person’s consideration for his purchase of the Issuer’s Common Stock was personal funds. The Reporting Person purchased 966,666 shares of the Issuer’s Common Stock, at $.02 per share.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person acquired the securities of the Issuer for investment purposes. As Chairman of the Board, Chief Executive Officer, and the single largest stockholder of the Issuer, the Reporting Person intends to exercise control over the affairs of the Issuer.

The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person has not yet determined which of the courses of actions specified in this paragraph he may ultimately take, although the Reporting Person has no present intent to dispose of any of the acquired securities of the Issuer.

Except as set forth herein, the Reporting Person has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

On August 3, 2004, the Reporting Person purchased from United Leisure Corporation, a Delaware corporation (“ULC”) 966,666 shares of the Issuer’s Common Stock, at $.02 per share.

There were no other transactions in the Issuer’s Common Stock by the Reporting Person in the past 60 days.

As of the close of business on August 3, 2004, the Reporting Person beneficially owned 5,896,304 shares of the Issuer’s Common Stock, or 40.3% of the class outstanding. Included in this amount are options to purchase 100,000 shares of the Issuer’s Common Stock, which options are presently exercisable. The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, the shares of the Issuer’s Common Stock which the Reporting Person beneficially owns.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Brian Shuster, Chairman of the Board, President and Chief Executive Officer of ULC, is the brother of Stanley Shuster, the Issuer’s Chairman of the Board, Chief Executive Officer and principal stockholder.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7.1 – Stock Purchase Agreement dated August 3, 2004 between Stanley Shuster and United Leisure Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2004	By:	/s/ Stanley Shuster
	Name:	Stanley Shuster

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 7.1	Stock Purchase Agreement dated August 3, 2004 between Stanley Shuster and United Leisure Corporation.